Liquid Media Group Effects 1-for-5 Reverse Stock Split per Listing Compliance Plan

Vancouver, BC – October 15, 2018 – Liquid Media Group Ltd. (Nasdaq: YVR) (the “Company” or “Liquid”) announces that it has effected a 1-for-5 reverse stock split in furtherance of the Company’s compliance plan and to fulfill Nasdaq’s $4.00 per-share minimum bid price requirement.

The closing bid price for Liquid’s common shares closed at $0.84 on Nasdaq on Friday, October 12, 2018. The post-split price, which is equivalent to $4.20 per share, exceeds Nasdaq’s minimum required closing bid price of $4.00 per share.

Shares of common stock will begin trading on a split-adjusted basis when the market opens on Monday, October 15, 2018. The reverse split does not impact any shareholder’s percentage ownership in Liquid.

Shareholders voted in favor of the reserve split on July 23, 2018, which was unanimously recommended by the former board of directors of the Company in the joint information circular dated June 8, 2018.

The reverse split reduces the number of currently outstanding common shares in Liquid from 9,494,898 to approximately 1,898,979 shares. Upon closing of the strategic acquisitions and debt settlements announced on September 25, 2018 and October 12, 2018 and expected imminently, there will be approximately 3,109,200 common shares outstanding on a post-split basis.

The Company’s split-adjusted shares of common stock will continue trading under the existing symbol “YVR” on the Nasdaq Capital Market.

Following the reverse split, the new CUSIP number for Liquid Media Group’s common stock will be 53634Q204.

About Liquid Media Group Ltd.

Liquid is a media and entertainment company connecting mature production companies powered by StratusCore™ into a vertically integrated global studio, producing content for all platforms through its network of shared services. Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz
Liquid Media Group Ltd.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
Office: +1 (416) 489-0092 x 226
media@primorisgroup.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

Forward Looking Statements

This news release contains certain forward-looking information as defined in applicable securities laws (referred to herein as "forward-looking statements"). Forward-looking information is typically identified by words such as: "believe", "expect", “looks”, "anticipate", "intend", "estimate", "planned" and similar expressions, or are those, which, by their nature, refer to future events. These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements.

The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.